October 25, 2010

Mr. Kevin Woody, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 8
Washington, DC 20549

Re:	Rodman & Renshaw Capital Group, Inc.
Form 10-K for the Fiscal Year Ended 12/31/09
Filed March 16, 2010
Definitive Proxy Statement
Filed March 26, 2010
Form 10-Q for the Quarterly Period Ended 6/30/10
Filed August 12, 2010
File No. 001-33737

Dear Mr. Woody:

Rodman & Renshaw Capital Group, Inc. (the “Company”) has prepared this letter in response to the Staff’s comment letter dated October 19, 2010 (the “Comment Letter”) regarding the above-referenced filings. For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter above each respective response.

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements

Consolidated Statements of Cash Flows, page F-6

Staff comment:

1. We note your response to our prior comment two. Please tell us if you recorded a gain or loss on the sale of Huxley during 2009. To the extent you recorded such gain or loss, please tell us how you determined it was unnecessary to record an adjustment for the related gain or loss on this sale from net income within the cash flows from operating activity section of the Consolidated Statements of Cash Flows.

Company response:

Merchant banking income of $36.0 million for 2009 represents the increase in the valuation of Huxley, including the realized gain from the sale of Huxley. The investment in Huxley was reflected in financial instruments owned, at fair value. Consequently, the change in financial instruments owned has been reflected as an adjustment to cash flows from operating activities, thereby effectively reducing net income for the gain.

Staff comment:

2. We note your response to our prior comment three. Please revise future filings to clarify the nature of the line item ‘Distributions to non-controlling interest.’

Company response:

We confirm that we will clarify the nature of this line item in future filings, as applicable.

* * * * * * *

In connection with our responses to the Staff comments set forth above, we acknowledge to you that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these materials, please feel free to call me at (212) 356-0545.

Yours truly,

/s/ David Horin
David Horin
Chief Financial Officer

cc:

Gen. Wesley K. Clark, Chairman of the Board
Richard Cohen, Chairman of the Audit Committee
Edward Rubin, President and Chief Executive Officer
John Rodi, KPMG LLP, Audit Partner
Kenneth S. Rose, Esq., Morse Zelnick Rose & Lander, LLP